SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15s-16 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

For 6 July 2004 to 15 September 2004

ITV plc
(Successor to Carlton Communications plc) (Translation of registrant’s name into English)

      The London Television Centre, Upper Ground,
London SE1 9LT, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F   X                 Form 40-F ___

Indicate by check mark if registrant is submitting the Form 6-K in paper as required by
Regulation S-T Rule (b)(1): _____________

Indicate by check mark if registrant is submitting the Form 6-K in paper as required by
Regulation S-T Rule (b)(7): _____________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___                            No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

CONTENTS OF REPORT

1.     Press release dated 5 August 2004 (Carlton Preference shares)

2.     Press release dated 6 August 2004 (Holdings in Company)

3.     Press release dated 31 August 2004 (Notice of Results)

4.     Press release dated 2 September 2004 (Listing Particulars)

5.     Press release dated 6 September 2004 (Director change)

6.     Press release dated 9 September (Interim Results)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorised.

ITV plc

/s/ JAMES TIBBITTS
Date 15 September 2004	JAMES TIBBITTS COMPANY SECRETARY

9 September 2004

ITV plc results for 6 months
ended 30 June 2004

        Delivering revenue growth and significantly higher profits

        Making the vision of one ITV a reality

Financial Highlights

•	ITV plc net advertising revenue up 4%
•	ITV2 and ITV News channel advertising revenue up 68%

		Pro forma*		Reported*
•	Operating profit*	£123m	+32%	£122m	+54%

•	Pre-tax profit	£132m	+42%	£132m	+59%

•	Basic EPS	2.3p	+48%	2.4p	+14%

•	Net cash inflow from operating activities £207m
•	Cost savings delivered ahead of schedule
-	Target raised to £120m

Broadcasting

•	Continued multichannel growth:
-	ITV3 launches 1 November 2004
-	Advertising revenue target £150m pa by end 2007
-	Programme investment up 150% to £60m pa
•	ITV Sales’ new Customer Relationship Management programme launches October 2004
•	CRR does not result in cash paybacks
•	18.00 news hour viewing up 6%**

Production

•	Focus on profitable high margin programmes
•	Well placed to become Europe’s largest programme producer for the US market with major sales to US networks and cable achieved
•	Granada produced seven out of the top 10 UK highest rating non-sport programmes on British television, all of which appeared on ITV1
•	Sales to ITV were up 6%

ITV Advertising Revenue and Viewing

Combined advertising revenues for all ITV channels in the first half were up 4.9% on last year, the best performance since the dotcom boom in 2000. In the quarter to September 2004 those advertising revenues are estimated to be up 5.5%, with a strong September up nearly 10% on last year.

ITV plc’s share of those advertising revenues rose by 4% in the first half, and in the quarter to September 2004 is estimated to have risen by 5.2% on the same quarter last year.

Looking ahead, ITV1 has a strong autumn schedule in place. In drama, where ITV1 is the clear market leader, our autumn schedule includes a host of major events with stars such as

*	Continuing operations before amortisation and exceptional items(2004 excludes £6m (2003: £1m) of operating profit from assets held for resale including MPC)
**	This is following a new format introduction since the integration of ITV national and regional news

Martin Clunes, Caroline Quentin, Ray Winstone and Brenda Blethyn. ITV1’s schedule will also feature a number of returning drama series, such as Rosemary and Thyme and Foyle’s War, that rated highly on their last transmission. We also have many star-studded entertainment programmes in the schedule; particularly on Saturday evenings with shows such as The X Factor, Ant & Dec’s Saturday Night Takeaway and Parkinson.

Multichannel

In the first half, revenue growth from ITV2 and the ITV News channel has continued — up 68%. ITV2’s viewing share was up 20%. ITV2’s success has been based on the effective complementary scheduling and cross-promotional strategy we have adopted across the channel portfolio. This will be further enhanced with the introduction of ITV3 on 1 November. ITV3 will be targeted at the lucrative 35+ demographic, who control 80% of the nation’s wealth, and will screen recent high-quality dramas in addition to specially commissioned programme extensions and acquired material. In order to boost performance further, investment in multichannel programming will increase from £24m to £60m pa. Multi-channel revenue of £150m pa is targeted by the end of 2007.

Production

Granada produced seven out of the ten highest rating programmes on British television (excluding sport) in the first six months of 2004. In the same period, it also produced all one hundred of ITV’s top one hundred performing programmes. Sales to ITV grew by 6% in the period, including many successful new titles such as “Life Begins,” “Wall of Silence” and “Donovan”, as well as returning series “I’m A Celebrity...Get Me Out of Here!” and “Coronation Street”. Significant commissions were won from US broadcasters, including two prime time series for Fox, and a number of long-running series for MTV, A&E and TLC.

Commenting, Charles Allen, Chief Executive of ITV said:

“This is a good set of results and I’m delighted that ITV is delivering on all aspects of the merger with operating profit up by 32%. We are driving real growth, restructuring ITV, achieving our cost saving targets six months early and increasing our cost saving target for the future. This has been the result of excellent team work across the business.

We have a great autumn programme schedule on ITV1 and ITV2 that is already proving popular with viewers and advertisers. ITV3 will be an excellent complement to these channels and will mark another ITV milestone.

We are actively working on the review of the financial terms of our licences and discussing with our regulator the terms of digital replacement licences for 2005: We expect positive progress during the next few months.”

For further enquiries please contact:

ITV plc	Tel: 020 7620 1620

Charles Allen	Chief Executive
Henry Staunton	Finance Director
James Tibbitts	Company Secretary
Brigitte Trafford	Communications Director

Citigate Dewe Rogerson	Tel: 020 7638 9571

Jonathan Clare
Simon Rigby
Alex Brown

Website:	www.itv.com	investor information	www.itvplc.com

An analysts presentation will be held at 09.00hrs on 9 September 2004 at the City Presentation Centre, 4 Chiswell Street, London EC1Y 4UP.

Notes to Editors:

1.     ITV’s seven tenet strategy is to:
•	Lead and grow the UK TV market
•	Deliver commercial impacts
•	Develop ITV channel package
•	Place news at the centre of Public Service Broadcasting
•	Produce valuable programmes
•	Improve efficiency
•	Reduce regulatory costs

2.     Details of the pro forma results for the period are:

ITV pro forma trading financial information for six months to 30 June 2004

The merger of Granada plc and Carlton Communications Plc to form ITV plc was completed on 2 February 2004. Pro forma results have been prepared to show the results of the new group for the six months ended 30 June 2004, with a comparative for the same period in 2003, as if the merger had taken place on 31 December 2002.

Basis of preparation of pro forma trading results

The pro forma results for the six month periods to 30 June 2003 and 2004 have been prepared on the following basis:

1. They incorporate the results of Granada and Carlton. They also consolidate the results of new subsidiaries London News Network, ITV News Channel, ITV2 and ITFC which were previously treated as joint ventures or associates, as well as the ITV Network Centre.

2. The results have been presented under the accounting policies that have been adopted by ITV plc.

3. Transactions between Granada, Carlton, the ITV Network Centre and subsidiary companies previously reported as joint ventures or associates (listed in point 1) have been eliminated as inter-company transactions.

4. The results are shown only for continuing operations before amortisation and exceptional items.

5. The results exclude the profits of Carlton businesses which ITV expects to sell within a year of the merger date (2004: £6 million, 2003: £1 million).

6. The 2003 interest charge has been adjusted to exclude major one-off or non recurring items including gains on the sale of derivative instruments and the impact of foreign exchange.

7. The pro forma 2003 tax charge has been set using ITV’s 2004 effective rate of 27% on profit before tax, goodwill, profits on sale of fixed assets and exceptional items.

8. The EPS figure for both periods uses the average number of shares in issue for the six months to June 2004 as if the merged company had been in existence for the whole of this period.

	Published 2004 £m	Remove JVs and associates amortisation £m	Remove tax on exceptional items £m	Add Carlton January trading £m	Consolidation adjustments £m	Pro forma 2004 £m	Pro forma 2003 £m	Growth %

Group turnover	959	-	-	55	(25)	989	977	1

Group operating profit	62

Add back amortisation	37

Add back exceptional items	23

Operating EBITA	122	-	-	1	-	123	93	32

Joint ventures	3	1	-	-	-	4	2

Associated undertakings	2	1	-	-	-	3	2

Investment income	4	-	-	-	-	4	4

Profit on sale of fixed assets	5	-	-	-	-	5	-

Profit before interest and tax	136	2	-	1	-	139	101	38

Net interest payable	(6)	-	-	(1)	-	(7)	(8)

Profit on ordinary activities before taxation	130	2	-	-	-	132	93	42

Tax on profit on ordinary activities	(28)	-	(6)	-	-	(34)	(25)

Profit/(loss) on ordinary activities after taxation	102	2	(6)	-	-	98	68	44

Minority interests	(5)	-	-	-	-	(5)	(5)

Profit/(loss) for the financial period	97	2	(6)	-	-	93	63	48

Adjusted earnings per share

Basic						2.3p	1.6p	48

Turnover

Turnover of £989 million (2003: £977 million) is up 1%. Net Advertising Revenue of £760 million (2003: £729 million) is up 4% reflecting growth of 3% from ITV1 and growth of 68% from ITV2 and ITV News Channel. Other Broadcasting sales principally comprising cinema advertising, sponsorship income, fees for airtime sales on behalf of third parties, and sales of ITV programming by the ITV Network Centre to Channel 3 licences not owned by ITV plc amounted to £95 million (2003: £96 million). The majority of sales by the Granada production business of £201 million (2003: £190 million) are to ITV Broadcasting and therefore excluded from the above figures. External production turnover includes international production and distribution sales, non ITV programme sales, studios and facilities turnover and sales by the education business.

Profit

Operating EBITA of £123 million (2003: £93 million) is up 32% benefiting from increased advertising revenue and cost savings. Joint venture income is from ITV’s 50% holding in GMTV and the Screenvision businesses in the US and Europe. Associate income is from stakes in TV3, Granada Sky Broadcasting and ITN. Investment income represents dividend receipts from investments in Thomson in France and Channel 7 in Australia. Profit on sale of fixed assets is from the disposal of properties which were sold as part of the merger restructuring process. Minority interests reflect dividend payments to external preference shareholders in Carlton Communications Plc.

Chairman’s statement

I am very pleased to be introducing the first results for ITV plc since the merger of Carlton and Granada at the beginning of the year.

It has been an exceptionally active period with a number of major initiatives being undertaken, and we have also delivered a very good set of results with advertising revenues and profits rising strongly. The detail of the financial results is set out in the Operating and Financial Reviews on the following pages, and here I would focus on two aspects. Firstly the good growth in first half operating profits (before amortisation and exceptional items) to £122 million (up 32% to £123 million on a pro forma basis) and secondly the strong cash inflow from operating activities of £207 million. Both of these measures have benefited from the 4% growth in advertising revenues and from the cost saving programme that has been delivered ahead of schedule, where we are raising our final target to £120 million.

During the coming months, we will be working hard on the ITV1 programme schedule and believe that we have a strong line-up for the autumn season including a large number of returning series that rated highly on their last screening. This gives us confidence that we will recover some of the viewing share that over recent months has moved towards the smaller digital channels, including ITV2 which has continued to be extremely successful. Much of that viewing share movement has been the result of the success of Freeview in converting terrestrial analogue viewers into the digital world.

Following the success of ITV2 we are launching ITV3 on 1 November 2004, a channel aimed at the 35+ age group and complementary to ITV2’s 16-34 target demographic and the mass audiences of ITV1.

One ITV

Rapid progress has been made in bringing together the Carlton and Granada operations as a single business with a single set of objectives. The senior team was established at an early stage and they have worked hard to deliver the merger benefits for us.

The integrated Production teams are focused on delivering high value programmes; the Broadcasting teams on leading and growing the UK TV advertising market, developing our channel package and on delivering commercial impacts; and the News teams on placing news at the centre of our Public Service Broadcasting (“PSB”). Across all our businesses we are increasing operational efficiencies and over the coming months we will be seeking to reduce our regulatory costs imposed through the licence fees and through the PSB requirements in our licences. Licence fees and PSB requirements are almost unique to ITV in commercial television and were conceived decades ago before the development of the competitive market in which we now operate.

Corporate Governance and CSR

In my role as Chairman I oversee the company’s compliance with the Combined Code on Corporate Governance. Our Audit Committee is chaired by John McGrath, the Remuneration Committee by Sir George Russell and I chair the Nomination Committee.

ITV plc’s heritage as a major presence in each region of England and Wales has established a special connection with the audiences we serve. Each licensee works with their local community on areas where ITV can make a real difference, as well as joining together on national projects to make best use of the resources and scale of ITV plc. Notable recent initiatives include investing in the future; with arts, cultural, educational and training schemes; reaching out to minorities in the community; and the successful 2003 computer literacy campaign, “IT’s For Life”. ITV’s 2004 campaign, “Britain on the Move”, has got off to an excellent start using network programming, regional programming, and off-air resources to encourage everyone to be more physically active. Our Corporate Social Responsibility Report 2003 is on our website at www.itvplc.com.

People

Etienne de Villiers retired from the Board on 6 September 2004 and I would like to record our thanks to him for his contribution during these formative months for the merged Company.

On behalf of my fellow directors I would like to thank all our employees for the professionalism that they have displayed in forging the merged company over recent months. I look forward to continuing to work with them and to building our broadcasting and production operations as we develop our channels in the future.

Sir Peter Burt
Chairman

Operating review

Introduction

I am delighted with our strong financial results for our first six months as ITV plc. It lays down a solid foundation for future growth and investment. Our pro forma operating profit for continuing businesses for the six months to 30 June 2004 (before exceptional items and amortisation of goodwill and intangibles) was up 32% at £123 million from £93 million in 2003. On the same basis our statutory operating profit (which excludes Carlton for January 2004, prior to the merger) was £122 million. Our cash flow has been strong in the first half with a net cash inflow from operating activities of £207 million.

Your Board has decided to declare an interim dividend of 1.1 pence per share, an increase of 10% on 2003.

UK advertising market

ITV has had a positive first six months of the year, with ITV1 channel advertising revenue up by 4% and the advertising revenue of ITV2 and ITV News Channel up by 68%. This is the best advertising revenue performance since 2000 when the dotcom boom was at its height. As the UK’s market leader, ITV has worked hard to raise awareness of the unique and tangible results that television advertising can achieve to drive sales, enhance brand value and increase brand recognition. ITV’s refocused sales operations have been working closely with advertisers to deliver proven solutions and maximise the proportion of advertising budgets spent on television.

The result is that all three of the highest spending categories on ITV1 — retail, cars and finance — have increased spend year-on-year.

Regional advertising has been another success story, increasing revenue by 19% year-on-year up to £76 million.

ITV continues to be the best placed broadcaster in the UK to offer tailored advertising solutions to reach mass audiences, with the potential for integrated multichannel, sponsorship and interactive support.

Contract Rights Renewal (CRR)

CRR was implemented to protect ITV advertisers as a condition of the merger. In its first report on the CRR system, Ofcom concluded that they were satisfied with the implementation of the arrangements. The CRR mechanism codifies the previous commercially negotiated relationship linking advertising spend to ITV1’s share of commercial impacts (one impact represents one viewer watching a 30 second advertisement). If the share of commercial impacts declines, then in the following year under CRR advertisers/media buyers have the right to reduce the proportion of their total television advertising expenditure that they give to ITV1. However, the combination of our work to grow the television advertising market and our expanding multichannel advertising revenues will partly counter any such effect. CRR does not result in any cash repayments to advertisers.

Schedule performance

ITV1’s all-important peaktime schedule has performed well with a 31.5% share of viewers. Principally due to the increase in digital penetration this is 0.4% down year-on-year. Nevertheless, ITV1 has extended its peaktime lead over BBC1 to 5 share points and has a lead over Channel 4, our nearest commercial rival, of 22 share points. Football dominated the television ratings in the first half of 2004. Euro 2004 matches were the three most watched programmes of the first half of the year, with the first England game against France ranking as ITV1’s highest rating programme this year with 17.8 million viewers and a 66% share. In total, 13 out of the top 20 performing programmes on TV in the first half of 2004 were shown on ITV1. This performance is on a par with the equivalent period last year.

Coronation Street remains the top non-sport programme across all channels in 2004. Its highest performing episode in H1 attracted 16.3 million which is 1.5 million more viewers than the most popular episode of EastEnders. Optimisation of break patterns, and strong casting and writing, have enabled Coronation Street and Emmerdale to deliver more commercial impacts. Across the genres ITV1 continued to dominate: A Touch of Frost was the most popular drama excluding soaps and I’m a Celebrity...Get Me Out of Here! was the most popular factual programme.

Outside peak, ITV1’s daytime (9.30 am-3.15 pm) share of viewing has grown year-on-year. Building the success of the off-peak schedule is a priority, and the ITV Network has appointed a dedicated head of off-peak commissioning to give a coherent commissioning overview of all off-peak hours.

ITV1’s total audience share for the first half of the year was 23.3%, only 0.5% down year-on-year. This compares to BBC1’s drop of 1.1%. ITV1’s all-time lead over Channel 4 was 14 share points and more than 16 share points over Five.

The share of commercial impacts for the half year was 41.0% which compares to 42.7% for calendar 2003. Much of the reduced year-on-year performance is a result of the rapid growth in Freeview multichannel penetration and weaker BBC viewing where BBC viewers have tended towards similar genres of programming on Channel 4 and some digital channels. We have planned an extremely strong autumn schedule with many returning hit programmes. This is discussed in more detail in the outlook section below.

Production

The focus for our production unit is to make valuable programmes. This strategy is well under way with initiatives including a systematic approach to cost control and a rationalisation of production facilities that have already delivered increased efficiency per employee and overhead savings of £5 million in the first half. Following the merger a number of unprofitable programmes have ceased production contributing to reduced turnover in the first half.

The value of being a producer broadcaster continues to be proved, with in-house production again delivering the highest number of commercial impacts per pound of programme spend.

Our brands have again proven their huge importance to ITV1, with five programmes — Coronation Street, Emmerdale, This Morning, Trisha and A Touch of Frost — delivering almost 30% of commercial impacts. Other established brands Heartbeat, The Royal and William and Mary all returned to audiences of more than 9 million.

We have also continued our record of producing successful new programme brands, delivering four of the top five new dramas of the period across all channels. Life Begins, an outstanding new show, was watched by 10.4 million viewers and the second series will be broadcast in 2005. The other three were Wall Of Silence, Donovan and The Second Quest.

Internationally, we continue to increase the value of core brands as well as developing new titles. Our American operation has increased turnover by £5 million with key commissions including First 48 for A&E and Room Raiders for MTV.

Granada International, the UK’s largest commercial programme distributor, has concluded major output deals in Australia, Italy, Canada and Scandinavia.

News

ITV puts news at the heart of its PSB operations. We therefore continue to invest in news technology to optimise the efficiency of our news crews and this investment is already delivering results. The relaunched ITV Evening News incorporating international, national and regional news between 6 pm and 7 pm has grown its audience by 6% for the first half of 2004, compared to the same period last year. The rise is also marked among key demographics: viewing by 16-34 year olds is up 7% and viewing by males is up 7%.

In the regions, the single management focus in news is proving successful, with every ITV region improving their 6 pm ratings performance in 2004, leading to a 9% rise for the half-hour.

New premises in Meridian will be operational by the end of the year with an additional studio and upgraded news facilities for Central in Birmingham and a new news gathering centre in the East Midlands coming on stream in February. Further investment in Newcastle, Norwich and Leeds will take place next year. These regions are leading the roll out of an integrated digital desktop editing system; incorporating graphics, sound dubbing, editing and playout functions in one package. Additionally, we have agreed a deal that will equip all regions in England and Wales with new state-of-the-art digital satellite vehicles. These measures, along with the creation of a new London hub within ITN premises, are helping to increase efficiency, reduce overheads and give our journalists greater flexibility and better facilities.

The ITV News Channel continues to leverage the maximum value from ITV’s investment in news and current affairs and cross-promotional potential. In April, ITV plc bought ntl’s 35% stake in the channel to give it outright ownership.

ITV multichannel

ITV2 and the ITV News Channel have increased their advertising revenue in the first half by 68% to £24 million and ITV2 is on track to deliver a full year profit in excess of £10 million.

ITV2 is the third most watched non-terrestrial channel increasing its share of viewing in multichannel homes from 1.46% to 1.60%. ITV2 also has the highest monthly reach of any non-terrestrial channel and in homes with Freeview, the fastest growing digital platform, ITV2 is the most watched non-terrestrial channel.

ITV2 has had success across all genres of programming. Particular highlights have been the brand extensions of I’m a Celebrity (with the highest rating episode getting more than 2 million viewers and a 22% share) Hell’s Kitchen, UEFA Cup and Euro 2004 football and American Idol. Films have also performed well on the channel, and celebrity-based programmes have taken large proportions of our competitors’ audience.

Restructuring

The merger has allowed ITV to rationalise the management structure of the West, Westcountry and Wales regions. This gives ITV Wales its own dedicated management with a mandate to deliver the very best service to Welsh viewers and enables ITV West and ITV Westcountry to collaborate more closely and serve their audiences better.

Regulatory update

ITV continues negotiations with Ofcom regarding the cost of its broadcasting licences, due for renewal in mid-2005. It is now widely accepted that a range of factors will affect these, such as lower than expected total TV NAR growth, faster digital penetration than expected and an accelerated timetable to digital switchover. This means that the value of the ITV analogue licences has declined, and we will therefore be looking to achieve significant savings on our licence payments.

ITV is also in discussion with Ofcom as part of their review of public service obligations across all PSB channels. This may impact the level of public service genre programming on ITV1, which currently accounts for around a third of the schedule. Ofcom will publish their conclusions and recommendations later in 2004.

Outlook

Advertising sales

ITV Sales has quickly established itself as the market leader, with a single sales system and a fully integrated sales team that can deliver spot advertising, sponsorship, online and interactive campaigns for network and local advertisers. A key strategy is to continue to promote the unique ability of television advertising to build brand fame. As part of this we will embark upon an extensive tour of advertisers and media agencies in Autumn 2004; publish case studies in Winter 2004; and host a major advertiser conference at the start of 2005. In addition, ITV is undertaking a highly targeted Customer Relationship Management programme which will involve presentations, case studies and the development of detailed sales plans. This will also focus on encouraging brands that have cut their TV spend back onto ITV and help develop a television advertising strategy for brands that have large off-air budgets.

The strong growth we have seen in the first half has continued for the three months to 30 September 2004 during which ITV1 Channel advertising revenue from the combined ITV1, 2 and News Channels is estimated to be up by 5.5%.

ITV1

The ITV1 autumn 2004 schedule features some of the biggest names in television and sees the return of some of the most successful programme brands of recent years.

In drama some of the famous faces taking leading roles on ITV this autumn include Brenda Blethyn, Stephen Fry, Tamzin Outhwaite, Ray Winstone, Caroline Quentin, Martin Clunes, Joanna Lumley and James Nesbitt. Successful returning drama series include Foyle’s War, Taggart, Rosemary and Thyme and Midsomer Murders, along with new murder mysteries from Miss Marple and Poirot.

In factual and entertainment, I’m a Celebrity...Get Me Out of Here! peaked with an audience of 15 million to become one of the TV events of the year, whilst Ant and Dec’s Saturday Night Takeaway achieved audiences of more than 9 million earlier in 2004. Simon Cowell returns to ITV1 with The X-Factor and Parkinson has launched a new season of his chat show on Saturday nights.

ITV1 has also secured the rights to some key sporting events including the University Boat Race and the Super Bowl, to sit alongside our existing portfolio of live Formula 1 motor racing, UEFA Champion’s League and football’s World Cup 2006.

Production

Life Begins, the major drama success of winter 2004 starring Caroline Quentin, and Prime Suspect have been recommissioned for 2005. ITV1 has also recommissioned all of Production’s banker shows which form the backbone of the schedule: Trisha, This Morning, Today with Des & Mel, Tonight with Trevor McDonald, The South Bank Show, Emmerdale, Coronation Street, Heartbeat, The Royal and Where the Heart Is.

A new ITV1 teatime show is to be produced, along with a range of new drama, factual and entertainment programmes including Miss Marple and the new Parkinson show.

RTL in Germany has bought a second series of I’m a Celebrity to be aired this autumn. In the US, major commissions to air this autumn include Hell’s Kitchen for Fox and Wallet Roulette for ABC.

ITV multichannel

ITV is committed to multichannel television and has a key role to play in its future. As part of this, ITV has confirmed an annualised increase of £36 million in multichannel programme investment with a target of delivering £150 million of multichannel revenues by the end of 2007. This will enable a doubling of ITV2’s programme budget and support a strong launch schedule for ITV3. This allows ITV to continue to improve the opportunity for complementary commissioning, scheduling and marketing and capitalises on the unique benefits of the ITV brand.

On ITV2, we will continue with the successful formula of extended coverage of ITV1 programmes, premium sport and films. The strategy of acquiring our competitors’ strongly performing American series has proved successful in the daytime schedule (taking Judge Judy from Living and Sallie Jesse Raphael from Sky One). We will replicate this strategy in peaktime, as well as looking at original commissions to extend the scope of the channel.

ITV3 will target the 35+ demographic with a powerful collection of dramas and films. This demographic represents a significant commercial opportunity for ITV as it controls more than 80% of the nation’s wealth and is currently underserved in the UK.

Summary

I would like to join Sir Peter Burt in praising the professionalism and hard work of all our employees, and to thank them for driving through the merger restructuring and delivering these excellent results. We are now well placed to deliver on our plans and with advertising revenue continuing to grow in the third quarter we look forward to good results for ITV’s first full financial year.

Charles Allen
Chief Executive

Financial review

The merger of Granada and Carlton to form ITV plc was completed on 2 February 2004. The statutory results for the six months ended 30 June 2004 have comparative information for the six month period ended 31 March 2003 relating to Granada plc only. As the comparative disclosed is for a different time period (which includes a higher share of annual advertising revenue due to seasonal factors) and includes only the results of Granada plc, pro forma results of the new group are shown for the six months ended 30 June 2003 and 2004 (as if the merger had taken place on 31 December 2002). Below is a financial review of pro forma results for the six months ended 30 June 2004.

Pro Forma Results for six months to 30 June 2004

Turnover for the six months to 30 June 2004 on continuing operations less joint ventures was up 1% at £989 million (2003: £977 million). Net advertising revenue of £760 million (2003: £729 million) is up 4% reflecting growth of 3% from ITV1 and 68% from ITV2 and ITV News Channel. For continuing businesses our operating profit before amortisation and exceptional items was up 32% at £123 million (2003: £93 million). Profit before tax, amortisation and exceptional items increased by 42% to £132 million (2003: £93 million).

Tax was charged on our profit before tax and goodwill amortisation and other disallowable items at the rate of 27% (2003: 27%). Adjusted earnings per share on continuing operations, before exceptional items and amortisation, were up 48% at 2.3 pence (2003: 1.6 pence).

Statutory Results for the six months to 30 June 2004

Turnover on continuing operations less joint ventures was up 33% at £959 million (2003: £723 million) following the inclusion of Carlton from 2 February 2004. Profit before tax and exceptional items increased by 45% to £93 million (2003: £64 million). Basic earnings per share were 1.0 pence (2003: loss of 1.5 pence) with earnings per share adjusted to exclude exceptional items and amortisation rising 14% to 2.4 pence (2003: 2.1 pence).

Dividend

The interim dividend is 1.1 pence per share (2003: 1.0 pence). This is covered 2.1 times by the pro forma earnings per share (before goodwill amortisation and exceptional items) for continuing businesses of 2.3 pence. This dividend will be paid on 10 January 2005 to shareholders on the register on 12 November 2004 and the ex-dividend date will be 10 November 2004. Over the medium term, the Company intends to rebalance the respective levels of interim and final dividend such that the interim dividend represents approximately one third of the total dividend. At the full year, the Company intends, as an initial move towards that objective and in the absence of any unforeseen circumstances, to increase the final dividend by more than the increase in the interim dividend.

Acquisition of businesses

As required by FRS 7, Fair Values in Acquisition Accounting, Carlton assets have been adjusted to reflect the fair value of the acquired net assets at the date ITV assumed effective control.

The principal fair value adjustments are shown and explained below:

	£m	£m

Opening Carlton net liabilities		(79)

Fair value adjustments:

- Film libraries	(39)

- Assets held for resale	40

- Borrowings and interest rate swaps	(42)

- Pension deficits	(94)

- Other (mainly taxation)	37

		(98)

Fair value of Carlton net liabilities acquired		(177)

Further details are shown in note 6 to the accounts.

- Film libraries: revaluation and accounting policy alignment of the ITC and Rank film libraries to amortised replacement cost. The libraries are now amortised over 20 years on a reducing balance basis. This will result in a charge to ITV approximately £3 million higher for calendar 2004 than the charge previously booked by Carlton for calendar 2003.

- Assets held for resale: Carlton businesses expected to be sold within a year of the merger are shown at expected net proceeds discounted to present value at date of acquisition. The profits made by these businesses in the six months to 30 June 2004 of £6 million (2003: £1 million) have been excluded from the consolidated results of the Group and the pro forma financial information.

- Borrowings and interest rate swaps; Carlton funded itself through the bond markets — Its £200 million 7.625% 2007 bond was issued at a time of higher interest rates compared to those at the date of the merger. This has resulted in an increase in the market value of the bond (increasing the fair value of the liability to ITV) of £13 million. Fair value adjustments on other debt instruments amounted to a £2 million increase in borrowings. Carlton additionally entered into floating rate swaps to match its bond issues. At merger the market value of the swap liabilities to ITV was £27 million higher than book value reflecting higher sterling rates and embedded options.

- Pension deficits: inclusion of Carlton pension deficits (calculated on a SSAP 24 basis) at date of acquisition in accordance with FRS 7.

- Other: principally deferred taxation provided as appropriate on the fair value adjustments.

Total goodwill additions amounted to £2,302 million as a result of the merger between Granada and Carlton.

Net debt

The principal movements in net debt in the period are shown in the table below:

£m
Opening net funds	127

Net debt of acquired businesses	(526)

Net cash inflow from operating activities	207

Redemption of Granada redeemable shares issued on merger	(200)

Purchase of Carlton Preference shares	(146)

Other movements	(33)

Closing net debt	(571)

Net debt acquired was from Carlton and new subsidiary companies (ITV2, ITV News Channel, ITFC, London News Network and the ITV Network Centre) at the date of merger. The cash inflow from operating activities reflects strong trading and a working capital inflow benefiting from prepaid sports rights transmitted in the period. A £200 million payment was made to Granada shareholders as part of the terms of the merger with a further £146 million paid to purchase Carlton Cumulative Convertible Preference shares. At 30 June 2004, 87% of the issued Preference shares had been purchased by ITV plc, satisfied by £140 million of cash and £6 million of new loan notes.

International Financial Reporting Standards

ITV plc will comply with IFRS from 1 January 2005. The project team, reporting to the Audit Committee, is well advanced in the conversion process and will ensure that appropriate accounting policies, processes and procedures are in place for a smooth transition. Key decisions have been taken and the main areas of impact assessed. Conversion will have a low impact on ITV’s core operating results with no anticipated effect on revenue recognition. The main areas impacting profit before tax are IAS 39 — Financial instruments: recognition and measurement, IFRS 2 — Share based payments and IAS 19 — Employee benefits. In addition, under IFRS goodwill will no longer be amortised (but will be subject to annual impairment reviews), whilst intangible assets arising on acquisition accounting for Carlton will be amortised.

ITV pro forma trading financial information for six months to 30 June 2004

The merger of Granada plc and Carlton Communications Plc to form ITV plc was completed on 2 February 2004. Pro forma results have been prepared to show the results of the new group for the six months ended 30 June 2004, with a comparative for the same period in 2003, as if the merger had taken place on 31 December 2002.

Basis of preparation of pro forma trading results

The pro forma results for the six month periods to 30 June 2003 and 2004 have been prepared on the following basis:

1. They incorporate the results of Granada and Carlton. They also consolidate the results of new subsidiaries London News Network, ITV News Channel, ITV2 and ITFC which were previously treated as joint ventures or associates, as well as the ITV Network Centre.

2. The results have been presented under the accounting policies that have been adopted by ITV plc.

3. Transactions between Granada, Carlton, the ITV Network Centre and subsidiary companies previously reported as joint ventures or associates (listed in point 1) have been eliminated as inter-company transactions.

4. The results are shown only for continuing operations before amortisation and exceptional items.

5. The results exclude the profits of Carlton businesses which ITV expects to sell within a year of the merger date (2004: £6 million, 2003: £1 million).

6. The 2003 interest charge has been adjusted to exclude major one-off or non recurring items including gains on the sale of derivative instruments and the impact of foreign exchange.

7. The pro forma 2003 tax charge has been set using ITV’s 2004 effective rate of 27% on profit before tax, goodwill, profits on sale of fixed assets and exceptional items.

8. The EPS figure for both periods uses the average number of shares in issue for the six months to June 2004 as if the merged company had been in existence for the whole of this period.

	Published 2004 £m	Remove JVs and associates amortisation £m	Remove tax on exceptional items £m	Add Carlton January trading £m	Consolidation adjustments £m	Pro forma 2004 £m	Pro forma 2003 £m	Growth %

Group turnover	959	-	-	55	(25)	989	977	1

Group operating profit	62

Add back amortisation	37

Add back exceptional items	23

Operating EBITA	122	-	-	1	-	123	93	32

Joint ventures	3	1	-	-	-	4	2

Associated undertakings	2	1	-	-	-	3	2

Investment income	4	-	-	-	-	4	4

Profit on sale of fixed assets	5	-	-	-	-	5	-

Profit before interest and tax	136	2	-	1	-	139	101	38

Net interest payable	(6)	-	-	(1)	-	(7)	(8)

Profit on ordinary activities before taxation	130	2	-	-	-	132	93	42

Tax on profit on ordinary activities	(28)	-	(6)	-	-	(34)	(25)

Profit/(loss) on ordinary activities after taxation	102	2	(6)	-	-	98	68	44

Minority interests	(5)	-	-	-	-	(5)	(5)

Profit/(loss) for the financial period	97	2	(6)	-	-	93	63	48

Adjusted earnings per share

Basic						2.3p	1.6p	48

Turnover

Turnover of £989 million (2003: £977 million) is up 1%. Net Advertising Revenue of £760 million (2003: £729 million) is up 4% reflecting growth of 3% from ITV1 and growth of 68% from ITV2 and ITV News Channel. Other Broadcasting sales principally comprising cinema advertising, sponsorship income, fees for airtime sales on behalf of third parties, and sales of ITV programming by the ITV Network Centre to Channel 3 licences not owned by ITV plc amounted to £95 million (2003: £96 million). The majority of sales by the Granada production business of £201 million (2003: £190 million) are to ITV Broadcasting and therefore excluded from the above figures. External production turnover includes international production and distribution sales, non ITV programme sales, studios and facilities turnover and sales by the education business.

Profit

Operating EBITA of £123 million (2003: £93 million) is up 32% benefiting from increased advertising revenue and cost savings. Joint venture income is from ITV’s 50% holding in GMTV and the Screenvision businesses in the US and Europe. Associate income is from stakes in TV3, Granada Sky Broadcasting and ITN. Investment income represents dividend receipts from investments in Thomson in France and Channel 7 in Australia. Profit on sale of fixed assets is from the disposal of properties which were sold as part of the merger restructuring process. Minority interests reflect dividend payments to external preference shareholders in Carlton Communications Plc.

Consolidated profit and loss account

		30 June 2004			31 March 2003

For the six months ended:	Note	Continuing operations £m	Continuing operations restated £m	Discontinued operations restated £m	Total restated £m

Turnover:

Group and share of joint ventures’ turnover		596	723	100	823

Less share of joint ventures’ turnover		(35)	-	(90)	(90)

Acquisitions		398	-	-	-

Group turnover		959	723	10	733

Operating costs before depreciation, amortisation and exceptional items		(818)	(629)	(7)	(636)

Operating costs - exceptional items	1	(23)	-	-	-

EBITDA		118	94	3	97

Depreciation of tangible fixed assets	7	(19)	(15)	(2)	(17)

EBITA		99	79	1	80

Amortisation	6	(37)	(18)	-	(18)

Total operating costs		(897)	(662)	(9)	(671)

Operating profit before exceptional items and acquisitions		63	61	1	62

Operating profit - acquisitions before exceptional items		22	-	-	-

Operating loss - exceptional items	1	(9)	-	-	-

Operating loss - acquisitions exceptional items	1	(14)	-	-	-

Group operating profit*		62	61	1	62

Share of operating profit/(losses) in:

Joint ventures before exceptional items and goodwill amortisation		4	-	20	20

Joint ventures - goodwill amortisation		(1)	-	(9)	(9)

Joint ventures - exceptional items	1	-	-	(3)	(3)

Joint ventures		3	-	8	8

Associated undertakings before goodwill amortisation		3	2	-	2

Associated undertakings - goodwill amortisation		(1)	(1)	-	(1)

Associated undertakings		2	1	-	1

Investment income		4	2	-	2

Profit on sale of fixed assets		5	-	-	-

Amounts written off fixed asset investments - exceptional items	1	-	(75)	-	(75)

Profit/(loss) before interest and tax		76	(11)	9	(2)

		30 June 2004			31 March 2003

For the six months ended:	Note	Continuing operations £m	Continuing operations restated £m	Discontinued operations restated £m	Total restated £m

Net interest (payable)/receivable and similar (charges)/income

Group		(6)	-	2	2

Joint ventures		-	-	(17)	(17)

Net interest		(6)	-	(15)	(15)

Profit/(loss) on ordinary activities before taxation		70	(11)	(6)	(17)

Tax on profit/(loss) on ordinary activities	5	(28)	(24)	-	(24)

Profit/(loss) on ordinary activities after taxation		42	(35)	(6)	(41)

Minority interests		(5)	-	-	-

Profit/(loss) for the period		37	(35)	(6)	(41)

Dividends	4	(45)			(28)

Amount transferred from reserves	12	(8)			(69)

Earning/(loss) per share (basic)	3	1.0p	(1.3)p	(0.2)p	(1.5)p

Earnings/(loss) per share (diluted)	3	1.0p	(1.3)p	(0.2)p	(1.5)p

Adjusted earnings per share:

before exceptional items (basic)	3	1.4p	1.4p

before exceptional items and amortisation (basic)	3	2.4p	2.1p

Discontinued operations in the six months ended 31 March 2003 include Boxclever and Granada Business Technology.
* Group operating profit comprises £8million from businesses acquired in the period and £54million in relation to other continuing operations.

Consolidated balance sheet

			30 June 2004		31 December 2003 restated		31 March 2003 restated

	Note	£m	£m	£m	£m	£m	£m

Fixed assets:

Intangible assets	6		3598		1259		1,287

Tangible assets	7		263		193		221

Investments:

Interest in net assets of joint ventures:

Share of gross assets		154		24		30

Share of gross liabilities		(95)		(24)		(22)

Share of net assets		59		-		8

Loans to joint ventures		27		-		7

	8	86		-		15

Associated undertakings	8	26		33		25

Other investments	8	151		157		159

Investments	8		263		190		199

			4,124		1,642		1,707

			30 June 2004		31 December 2003 restated		31 March 2003 restated

	Note	£m	£m	£m	£m	£m	£m

Current assets:

Current asset investments	10	168		-		-

Assets held for resale	11	40		-		-

Stocks		342		276		269

Debtors: amounts falling due within one year		337		206		246

Debtors: amounts falling due after more than one year		87		9		28

Debtors		424		215		274

Cash at bank and in hand and short term deposits	9	398		185		160

		1,372		676		703

Creditors: amounts falling due within one year:

Borrowings	9	(412)		(4)		(13)

Other creditors		(935)		(512)		(564)

		(1,347)		(516)		(577)

Net current assets			25		160		126

Total assets less current liabilities			4,149		1,802		1,833

Creditors: amounts falling due after more than one year:

Borrowings	9	(557)		(54)		(32)

Other creditors		(45)		(45)		(52)

			(602)		(99)		(84)

Interest in net liabilities of joint ventures:

Share of gross assets		-		-		338

Share of gross liabilities		-		-		(584)

Share of net liabilities		-		-		(246)

Loans to joint ventures		-		-		69

			-		-		(177)

Provisions for liabilities and charges			(169)		(47)		(25)

Net assets			3,378		1,656		1,547

Capital and reserves:

Called up share capital	12		422		277		277

			30 June 2004		31 December 2003 restated		31 March 2003 restated

	Note	£m	£m	£m	£m	£m	£m

Share premium account	12		90		-		-

Capital reserve	12		112		112		112

Revaluation reserve	12		39		39		40

Merger reserve	12		1,671		-		-

Other reserve	12		879		1,079		1,079

Profit and loss account	12		143		148		38

Shareholders’ funds - equity	12		3,356		1,655		1,546

Minority interest: - equity			1		1		1

Minority interests: - non-equity			21		-		-

			3,378		1,656		1,547

Summary consolidated cash flow statement

		30 June 2004		31 March 2003
For the six months ended:	Note	£m	£m	£m	£m

Net cash inflow from operating activities	2		207		102

Net cash (outflow)/inflow from returns on investments and servicing of finance			(15)		2

Taxation			(8)		3

Free cash flow			184		107

Capital expenditure and financial investment:

Purchase of tangible fixed assets		(7)		(10)

Purchase of investments		(2)		(4)

Sale of tangible fixed assets		19		4

Sale of investments		2		5

Net cash inflow/(outflow) from capital expenditure and financial investment			12		(5)

Acquisitions and disposals:					-

Purchase of subsidiary undertakings		(8)		-

Cash acquired with subsidiary undertakings		441		-

Acquisition of minority interest		(140)		-

Net cash inflow from acquisitions and disposals			293		-

Net cash inflow before dividends, liquid resources and financing			489		102

Equity dividends paid			(28)		(28)

Net cash inflow before liquid resources and financing			461		74

Management of liquid resources - decrease/(increase)			2		(18)

Cash inflow before financing			463		56

Financing:

Bank and other loans repaid		(85)		(35)

Redemption of Granada redeemable shares issued on merger		(200)		-

Cash inflow on sale and leaseback transactions		-		20

Net cash outflow from financing			(285)		(15)
Increase in cash in the period			178		41

Reconciliation of net cash flow to movement in net debt

For the six months ended:	30 June 2004 £m	31 March 2003 £m

Increase in cash in the period	178	41

(Reduction)/increase in liquid resources	(2)	18

Cash outflow from decrease in debt financing	85	35

Cash inflow on sale and leaseback transactions	-	(20)

Change in net debt resulting from cash flows	261	74

Loans, loan notes and finance lease obligations acquired with subsidiary undertakings	(994)	-

Liquid resources acquired with subsidiary undertakings	27	-

Non-cash movements	8	-

Movement in net debt in the period	(698)	74

Opening net funds	127	41

Closing net (debt)/funds	(571)	115

Consolidated statement of total recognised gains and losses

For the six months ended:	30 June 2004 £m	31 March 2003 restated £m

Profit/(loss) for the period

Group	34	(33)

Joint ventures	2	(9)

Associates	1	1

	37	(41)

Currency translation differences	(1)	-

Total recognised gains and losses relating to the period	36	(41)

Prior period adjustments (notes 12 & 13)	(10)	-

Total gains and losses recognised during the period	26	(41)

Historical cost profit is not materially different from that presented in the consolidated profit and loss account. Accordingly no separate analysis has been presented.

Notes to the accounts

1 Exceptional items

	30 June 2004			31 March 2003

For the six months ended:	Continuing operations £m	Continuing operations restated £m	Discontinued operations restated £m	Total restated £m

Exceptional operating items – Group:

Reorganisation and integration costs	(23)	-	-	-

	(23)	-	-	-

Exceptional operating items – joint venture:

Share of Boxclever reorganisation costs	-	-	(3)	(3)

	-	-	(3)	(3)

Exceptional non-operating items:

Provision against listed investments	-	(75)	-	(75)

	-	(75)	-	(75)

Total exceptional items before tax	(23)	(75)	(3)	(78)

2 Reconciliation of operating profit to net cash inflow from operating activities

		30 June 2004				31 March 2003

For the six months ended:	Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations restated £m	Discontinued operations restated £m	Total restated £m

Operating profit before exceptional items	85	-	85	61	1	62

Depreciation charges	19	-	19	15	2	17

Amortisation of goodwill	37	-	37	18	-	18

Movement in working capital	96	-	96	28	(3)	25

Net cash inflow from operating activities before exceptional items	237	-	237	122	-	122

Expenditure relating to exceptional items:

Operating loss	(23)	-	(23)	-	-	-

Provision for impairment	-	-	-	-	-	-

Decrease in stocks	-	-	-	-	-	-

Decrease in creditors and provisions	(1)	(6)	(7)	-	(20)	(20)

Net cash outflow from exceptional items	(24)	(6)	(30)	-	(20)	(20)

Net cash inflow/(outflow) from operating activities	213	(6)	207	122	(20)	102

Cash flow for discontinued operations in the six months ended 30 June 2004 relates to expenditure in respect of ITV Digital which was provided for in previous years.

3 Earnings per share

	30 June 2004		31 March 2003

For the six months ended:	Basic £m	Diluted £m	Basic restated £m	Diluted restated £m

Profit/(loss) for the period attributable to shareholders	37	37	(41)	(41)

Discontinued operations	-	-	6	6

Continuing operations	37	37	(35)	(35)

Continuing operations exceptional items (including related tax effect of £6 million)	17	17	75	75

Continuing operations before exceptional items	54	54	40	40

Continuing operations amortisation	39	39	19	19

Profit for the period for continuing operations before exceptional items and amortisation	93	93	59	59

Weighted average number of shares in issue – million	3,824	3,824	2,747	2,747

Dilution impact of share options and convertible preference shares – million	-	70	-	10

	3,824	3,894	2,747	2,757

Earnings/(loss) per ordinary share	1.0p	1.0p	(1.5)p	(1.5)p

Adjusted earnings per share
Basic earnings/(loss) per share	1.0p	1.0p	(1.5)p	(1.5)p

Deduct: Loss per ordinary share on discontinued operations	-	-	0.2p	0.2p

Earnings/(loss) per share on continuing operations	1.0p	1.0p	(1.3)p	(1.3)p

Add: loss per share on continuing operations exceptional items	0.4p	0.4p	2.7p	2.7p

Earnings per share on continuing operations before exceptionals	1.4p	1.4p	1.4p	1.4p

Add: Loss per ordinary share on continuing operations amortisation	1.0p	1.0p	0.7p	0.7p

Earnings per share for the period for continuing operations before exceptional items and amortisation	2.4p	2.4p	2.1p	2.1p

An adjusted earnings per share has been disclosed because in the view of the directors this gives a true reflection of the underlying performance of the business.

4 Dividends

The Company has declared an interim dividend of 1.1 pence (six months ended 31 March 2003: 1.0 pence) per ordinary share totalling £45 million (six months ended 31 March 2003: £28 million) which will be paid on 10 January 2005 to shareholders on the register at 12 November 2004. The ordinary shares will be quoted ex-dividend from 10 November 2004.

5 Taxation

The effective tax rate in 2004 on profits from continuing operations is higher (six months ended 31 March 2003: higher) than the nominal rate of UK corporation tax primarily as a result of amortisation which is not deductible for corporation tax purposes. The underlying tax rate on continuing operations after taking account of this and other items is 27% (2003: 27%).

6 Intangible assets

	Goodwill £m	Film libraries and other £m	Total £m

Cost:

At 1 January 2004	1,621	8	1,629

Additions	2,302	74	2,376

At 30 June 2004	3,923	82	4,005

Amortisation:

At 1 January 2004	365	5	370

Charge for the period	34	3	37

At 30 June 2004	399	8	407

Net book value:

At 30 June 2004	3,524	74	3,598

At 31 December 2003	1,256	3	1,259

The goodwill relating to the digital broadcasting business, with a carrying value of £2,883 million, is considered by ITV to have an indefinite useful life. This is because of the durability and long term profitability of the broadcasting business and the strength of the underlying brand. Therefore the directors consider it appropriate to depart from the requirements of the Companies Act 1985 and do not amortise digital goodwill to give a true and fair view. If such goodwill had been amortised over a 20 year useful life (in line with the rebuttable presumption in FRS 10) operating profit before exceptional items for the six months ended 30 June 2004 would have decreased by £67 million (six months ended 31 March 2003: £25 million) and capitalised goodwill at 30 June 2004 would have been £129 million (31 December 2003: £62 million) lower than reported.

As required by FRS 10 “Goodwill and Intangible Assets” a formal impairment review will be carried out at 31 December 2004 in relation to the digital goodwill.

Goodwill additions include Carlton of £2,265 million (see below) with the balance relating to new subsidiaries acquired.

Acquisition of businesses

The following adjustments were made to the Carlton assets in order to reflect the fair values of the acquired net assets at the date ITV assumed effective control.

	Book value before acquisition £m	Revaluations £m	Accounting policy alignments £m	Other adjustments £m	Assets held for resale £m	Fair value to ITV plc £m

Intangible fixed assets*	113	(13)	(26)	-	-	74

Tangible fixed assets	87	3	-	-	-	90

Fixed asset investments	97	26	-	-	-	123

Stocks	164	(5)	(20)	-	-	139

Debtors	156	(5)	(1)	-	-	150

Current asset investments	182	(10)	-	-	-	172

Assets held for resale	-	-	-	-	40	40

Cash	408	-	-	-	-	408

Creditors and provisions	(1,214)	(24)	-	(11)	-	(1,249)

Pensions provision	(4)	(94)	-	-	-	(98)

Taxation	(68)	38	4	-	-	(26)

Total net (liabilities)/assets	(79)	(84)	(43)	(11)	40	(177)

Elimination of Carlton preference shares						168

Share consideration						1,899

Acquisition costs						21

Goodwill						2,265

*Stated after the removal of the existing goodwill at acquisition of £188 million.

The principal fair value adjustments were:

Intangible fixed assets: revaluation and accounting policy alignment of acquired ITC and Rank film and programme libraries to value at amortised replacement cost.

Tangible fixed assets: acquired properties stated at market value.

Investments: revaluation of fixed asset investments to estimated market value. Stocks: written down to net realisable value and alignment with ITV’s accounting policy.

Assets held for resale: expected net sale proceeds of certain assets held for sale discounted to their present value at date of acquisition.Creditors: revaluation of financial instruments to market value and provisions for properties. Pensions: inclusion of pension deficits on acquisition as calculated in accordance with SSAP 24.

Taxation: deferred taxation on all acquisition accounting adjustments as appropriate.

The acquisition accounting adjustments shown above are the best estimate currently available but may be subject to adjustment in the full year accounts.

7 Tangible assets

	Freehold land and buildings £m	Leasehold land and buildings		Vehicles, equipment and fittings

		Long £m	Short £m	Owned £m	Leased £m	Rental assets £m	Total £m

Cost or valuation:

At 1 January 2004	62	57	8	337	48	19	531

Additions	-	-	-	7	-	-	7

Businesses acquired	33	25	5	57	12	-	132

Disposals	-	(14)	(3)	(5)	-	-	(22)

At 30 June 2004	95	68	10	396	60	19	648

Depreciation:

At 1 January 2004	7	8	5	256	46	16	338

Charge for the period	-	1	1	17	-	-	19

Businesses acquired	2	2	5	19	8	-	36

Disposals	-	(2)	(3)	(3)	-	-	(8)

At 30 June 2004	9	9	8	289	54	16	385

Net book value:

At 30 June 2004	86	59	2	107	6	3	263

At 31 December 2003	55	49	3	81	2	3	193

8 Investments

	Joint ventures £m	Associated undertakings £m	Trade investments £m	Listed investments £m	Investment in own shares £m	Total £m

At 1 January 2004	-	33	10	147	31	221

Prior period adjustment (note 13)	-	-	-	-	(31)	(31)

Restated at 1 January 2004	-	33	10	147	-	190

Additions	-	2	-	-	-	2
Acquisitions	80	41	2	-	-	123

Reclassification as subsidiaries (ITV2, LNN, ITFC, ITV News Channel)	-	(43)	-	-	-	(43)

Reclassification (GMTV)	6	(6)	-	-	-	-

Share of attributable profits	2	1	-	-	-	3

Exchange movement and other	(2)	(2)	-	(8)	-	(12)

At 30 June 2004	86	26	12	139	-	263

9 Net debt

	1 January 2004 £m	Acquisitions £m	Net cash flow £m	Currency and non-cash movements £m	30 June 2004 £m

Cash at bank and in hand	91	441	(263)	10	279

Liquid resources	94	27	(2)	-	119

	185	468	(265)	10	398

Loans due within one year	(3)	(412)	-	5	(410)

Loans and loan notes due after one year	-	(554)	85	(7)	(476)

Finance leases	(55)	(28)	-	-	(83)

	(58)	(994)	85	(2)	(969)

Net funds/(debt)	127	(526)	(180)	8	(571)

Included within liquid investments is £82 million (31 December 2003: £55 million) the use of which is restricted to meeting finance lease commitments.

10 Current asset investments

Current asset investments represents the acquired investment in Thomson shares which are expected to be disposed of within a year and certificates of tax deposits.

11 Assets held for resale

Assets held for resale represent acquired businesses which are expected to be sold within a year of acquisition. These are stated at expected proceeds discounted to their present value at date of acquisition.

12 Reconciliation of movements in shareholders’ funds

	Share capital £m	Share premium £m	Capital reserve £m	Revaluation reserve £m	Merger reserve £m	Other reserve £m	Profit and loss account £m	Total £m

Balance at 1 January 2004*	277	-	112	39	-	1,079	183	1,690

Prior period adjustments**	-	-	-	-	-	-	(35)	(35)

Restated balance at 1 January 2004	277	-	112	39	-	1,079	148	1,655

Acquisition accounting for Carlton	143	85	-	-	1,671	-	-	1,899

Redemption of Granada redeemable shares	-	-	-	-	-	(200)	-	(200)

Shares issued in the period	2	5	-	-	-	-	-	7

Movements due to share based compensation	-	-	-	-	-	-	4	4

Retained loss for period for equity shareholders	-	-	-	-	-	-	(8)	(8)

Currency adjustments	-	-	-	-	-	-	(1)	(1)

At 30 June 2004	422	90	112	39	1,671	879	143	3,356

* The opening reserves represent ITV plc consolidated reserves, combining ITV plc with the Granada plc Group as if it had always existed as required under merger accounting (see note 13).

** Of these, £10 million would have impacted prior periods retained profits, so is reflected in the statement of total recognised gains and losses. The remaining £25 million is a balance sheet reclassification as a result of the implementation of UITF 38 — accounting for ESOP trusts (see note 13).

13 Basis of preparation

These accounts have been prepared under the historical cost convention as modified by the revaluation of certain assets. ITV plc has not previously prepared audited consolidated financial statements and will draw up its first consolidated statutory accounts in respect of the period to 31 December 2004. The consolidated interim accounts for ITV plc have been prepared by adopting group reconstruction accounting principles to account for the acquisition of Granada plc by ITV plc and acquisition accounting principles to account for the acquisition of Carlton Communications Plc by ITV plc. The comparative results of the Group comprise the results of Granada plc.

The Group’s accounting policies are the same as those adopted by Granada plc. These accounting policies have been revised to reflect UITF 17 (revised 2003) — Employee share schemes and UITF 38 — Accounting for ESOP trusts. Additionally the prior period adjustments reflect the harmonisation of accounting policies between Carlton and Granada for the International Distribution. Comparatives have been restated to reflect these changes. There were no other significant changes to the accounting policies from those published in the Granada plc financial statements for the 15 months ended 31 December 2003. Copies of these accounts can be obtained from the Company Secretary at the registered office.

The comparative information at 31 March 2003 and 31 December 2003 is abridged and therefore not Granada plc’s statutory accounts for those financial periods. The accounts for the 15 months ended 31 December 2003 have been reported on by Granada plc’s auditors. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. This is a statutory disclosure required by the Companies Act 1985.

Independent review by KPMG Audit Plc to ITV plc

Introduction

We have been engaged by the Company to review the financial information set out on pages 6 to 14 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

KPMG Audit Plc
Chartered Accountants
London
9 September 2004

Shareholder information

Registrars and transfer office

All administrative enquiries relating to shareholdings should, in the first instance, be directed to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. Telephone 0870 1623100 from the UK and +44 20 8639 2157 from outside the UK. Alternatively you could email them at: ssd@capitaregistrars.com

Shareholders who receive duplicate sets of Company mailings because they have multiple accounts should write to the registrar to have the accounts amalgamated.

By logging on to www.capitaregistrars.com and selecting Shareholder Account Services you can benefit from a number of online services as follows:

•	View share price and current value of shareholding.
•	View shareholding details
•	View share transaction history.
•	View details of dividends paid.
•	Apply/change dividend mandate instruction.
•	Apply/change dividend reinvestment plan mandate.
•	Change registered postal address.
•	Proxy voting.
•	Register email address to receive future shareholder communications and reports via the internet rather than by post.

You will need your investor code which is printed on your share certificate(s).

Share dealing service

ITV has established a low-cost postal share dealing service. Shareholders wishing to take advantage of the service should contact Hoare Govett Limited, Low-Cost Share Dealing Department for details, telephone 020 7678 8300.

Dividend Reinvestment Plan

ITV operates a Dividend Reinvestment Plan to provide UK shareholders with a facility to invest cash dividends by purchasing further ITV shares. Further details are available from the registrar.

Individual Savings Accounts (ISAs)

ITV has introduced corporate sponsored Maxi and Mini ISAs. The ISAs offer UK resident shareholders a simple low-cost and tax efficient way to invest in ITV ordinary shares. Full details together with a form of application are available from HSBC Trust Company (UK) Limited, Corporate PEP & ISA, 5th Floor, City Plaza, 2 Pinfold Street, Sheffield S1 2QZ. Telephone 0845 745 6123.

The Unclaimed Assets Register

ITV participates in The Unclaimed Assets Register, which provides a search facility for financial assets, which may have been lost or forgotten and which donates 10% of its public search fees to a wide range of UK charities.

For further information contact:
The Unclaimed Assets Register
Lloyds Chambers
1 Portsoken Street
London E1 8DF
Telephone +44(0) 870 241 1713
www.uar.co.uk

Share price information

The current price of ITV ordinary shares is available on Ceefax, Teletext, FT Cityline (operated by the Financial Times), telephone 0906 483 2753 and on ITV’s corporate website www.itvplc.com. The current price of ITV convertible shares is also available on ITV’s corporate website.

Unsolicited mail

ITV is legally obliged to make its register of members available to the public. As a consequence of this some share holders might receive unsolicited mail. Shareholders wishing to limit the amount of such mail should write to the Mailing Preference service (“MPS”), Freepost 22, London W1E 7EZ. MPS will then notify the bodies that support its service that you do not wish to receive unsolicited mail.

Registered office

ITV plc
The London Television Centre
Upper Ground
London SE1 9LT
Telephone 020 7620 1620
Company registration number: 4967001

Corporate website

Further information about the Company is available on the internet at www.itvplc.com and www.itv.com.

Financial calendar

Full year results announcement in March 2005.

Annual General Meeting on 26 May 2005.

Dividends

Interim 2004

Ex-dividend date
10 November 2004

Record date
12 November 2004

Final date for return of DRIP mandate forms
21 December 2004

Payment date and DRIP purchase
10 January 2005

Share certificates posted and Crest accounts credited
21 January 2005

Merger

A general guide to the UK tax treatment of former Granada and Carlton shares in respect of the merger was set out in the merger documents sent to both sets of shareholders in December 2003. In addition, a letter was sent to ITV shareholders on 4 March 2004 containing information for former Granada shareholders on the base cost of the Granada redeemable shares and for former Carlton shareholders on the base cost of ITV ordinary and ITV convertible shares. Copies of all of these documents are on our website or are available on request from the Company Secretary’s office.

Copies of this statement are being sent to all shareholders and are available from the registered office.

DISCLOSURE NOTICE: The information contained in this document is as of 9 September 2004. The delivery of this document shall under no circumstances create any implication that there has been no change in the affairs of ITV since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

Forward-looking statement

ITV is providing the following cautionary statement. This document contains certain statements that are or may be forward-looking with respect to the financial condition, results or operations and business of ITV. By their nature forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to (i) adverse changes to the current outlook for the UK television advertising market, (ii) adverse changes in tax laws and regulations, (iii) the risks associated with the introduction of new products and services, (iv) pricing, product and programme initiatives of competitors, including increased competition for programmes, (v) changes in technology or consumer demand, (vi) the termination or delay of key contracts and (vii) fluctuations in exchange rates.

ITV PLC06
September 2004

For immediate release                       6 September 2004

Etienne de Villiers to step down from ITV Board

Etienne de Villiers has decided to resign as a non-executive director of ITV plc with effect from 6 September 2004. His decision is consistent with his position at the time of the merger and reflects his desire to reduce his commitments and the fact that the merged business is well integrated and on an even keel.

Etienne de Villiers said:
‘I agreed to join the Board at the time of the merger to ensure that it was constructed in an even-handed way and that a chairman was appointed who would look after the interests of all constituents. Those objectives have been achieved and ITV is in a strong position for the future. While I am sorry to leave a group whom I respect and a business I enjoy, the workload is greater than the time I have available.’

Sir Peter Burt, chairman of ITV plc said:
‘Etienne has made a significant and valuable contribution to ITV and at a personal level, I have benefited hugely from his insights and input. So his resignation makes it a sad day. However, I recognise his concerns about the volume of work involved and his need to reduce his commitments to a more manageable level. We wish him well.’

Enquiries:

ITV plc                                                  020 7737 8719
Brigitte Trafford, Director of Communications

Citigate Dewe Rogerson                    020 7282 2837
Alex Brown, Jonathan Clare

ITV PLC
31 August 2004

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE:      2 September 2004

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:	€638,600,000 2.25 per cent Exchangeable Bonds due 2007 (the ‘Bonds’)
ISSUER:	ITV plc
INCORPORATED IN:	England and Wales
GUARANTOR:	Carlton Communications Plc (incorporated with limited liability under the laws of England and Wales

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:

ITV The London Television Centre	HSBC Bank PLC
15th Floor The London Television Centre	8 Canada Square
Upper Ground	London
London	E14 5HQ
SE1 9LT

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

ITV PLC
31 August 2004

31 August 2004

ITV plc will be announcing its interim results on September 9th 2004.

ITV PLC
06 August 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company

ITV PLC

2. Name of shareholder having a major interest

Aviva plc and Morley Fund Management Limited (a subsidiary of Aviva plc)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

IN RESPECT OF A NON-BENEFICIAL INTEREST OF (2) ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE BELOW

5. Number of shares/ amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares/ amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF 10 PENCE EACH

10. Date of transaction

N/A

11. Date company informed

5 August 2004

12. Total holding following this notification

125,487,249

13. Total percentage holding of issued class following this notification

3.07%

16. Name and signature of authorised company official responsible for making this notification

Helen Tautz 6 August 2004

Registered Shareholders and their holdings

Ordinary Shares Held	Nominee/Registered Name

21,819,584	BNY Norwich Union Nominees Limited

65,026	BT Globenet Nominees Limited

69,071,828	Chase GA Group Nominees Limited

5,927,029	Chase Nominees Ltd

24,871,462	CUIM Nominee Limited

3,500,000	RBSTB Nominees Limited

3,029	Vidacos Nominees Limited

129,000	DL Belgie Life

100,291	Hibernian Investment Managers Limited

ITV PLC0
5 August 2004

Press release for the Regulatory News Service

For immediate release on 5 August 2004

Carlton Communications Plc hereby announces the intended cancellation of the listing of its 6.5p (net) cumulative convertible redeemable preference shares of 5p each on the London Stock Exchange. The last day of trading in these shares on the London Stock Exchange will be on 3 September 2004 and the cancellation will take effect from 6 September 2004. A letter formally notifying shareholders of the cancellation of the listing is being posted today. A copy of this letter has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility which is situated at:

The Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no: (0)20 7066 1000